UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )(1)

                          IPC Information Systems, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

               Daniel Utevsky, Esq., General Counsel and Secretary
                          IPC Information Systems, Inc.
                       Wall Street Plaza, 88 Pine Street,
                     New York, New York 10005 (212) 825-9060
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 18, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 8 Pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP No.  44980K107                                                                              Page 2 of 8 Pages

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON..............................................................Peter J. Kleinknecht
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON..............................................###-##-####

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                 (b) / /

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF, 00

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                                                     / /

-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------------------------------------------

NUMBER                                      7.       SOLE VOTING POWER
OF                                                   23,107
SHARES                                      -----------------------------------------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                2,852,348
BY                                          -----------------------------------------------------------------------
EACH                                        9.       SOLE DISPOSITIVE POWER
REPORTING                                            0
PERSON                                      -----------------------------------------------------------------------
WITH:                                       10.      SHARED DISPOSITIVE POWER
                                                     2,852,348

-------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,875,455

-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                /X/

-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.8%

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN


                               (Page 2 of 8 Pages)

                                  SCHEDULE 13D

                    AMENDMENT NO. 2 FOR PETER J. KLEINKNECHT

         This Amendment No. 2 to Schedule 13D relating to the common stock, par value $.01 per share of IPC Information Systems, Inc. (the "Company") ("Common Stock") is being filed by Peter J. Kleinknecht pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend Schedule 13D originally filed October 13, 1994, as amended by Amendment No. 1 filed October 20, 1995. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on Schedule 13D, as amended.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended by deleting the first paragraph and replacing it as follows:

         This Schedule 13D is filed by Peter J. Kleinknecht (the "Reporting Person"), the Vice Chairman and Director (and formerly President) of IPC Information Systems, Inc., 88 Pine Street, Wall Street Plaza, New York, New York 10005.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION

         Item 3 is hereby amended by deleting the last sentence from the first paragraph and replacing it as follows:

         The purchase money note of $4,548,000 guaranteed by the Reporting Person and Richard P. Kleinknecht, his brother, in connection with the acquisition of all of the shares of the Issuer in October 1991 by the Reporting Person, together with Richard P. Kleinknecht, their respective children and other individuals has been satisfied in full.


ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended by deleting the second paragraph and replacing it as follows:

         On December 18, 1997, the Reporting Person, the PJK Trust (as defined below), the MK Trust (as defined below), the Reporting Person's three children, Sabrina Kleinknecht, Gavin Kleinknecht and Keir Kleinknecht, and the other stockholders named therein entered into a Stockholders Agreement (the "Stockholders Agreement") with Arizona Acquisition Corp., a Delaware corporation ("AAC"), pursuant to which each such stockholder agreed to vote its shares of Common Stock, and to grant AAC an irrevocable proxy to vote such shares of Common Stock, in favor of a proposed merger between AAC and the Company (the "Merger") and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The Stockholders Agreement also restricts the ability of such stockholders to dispose of their shares of Common Stock other than in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement and the associated irrevocable proxies will automatically terminate if the Merger is not consummated or the agreement with respect to the Merger is terminated in accordance with its terms.




                               (Page 3 of 8 Pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by deleting the second, third and fourth paragraphs and replacing them as follows:

         The Reporting Person is currently the beneficial owner of 2,875,455 shares of Common Stock, representing 26.8% of the shares of Common Stock based on 10,715,119 shares of Common Stock outstanding on December 17, 1997. This includes (a) 2,240,999 shares owned directly by the Reporting Person, (b) 155,637 shares in the PJK Trust, (c) 155,637 shares in the MK Trust, (d) 300,075 shares held as custodian for Gavin Kleinknecht, the Reporting Person's minor son, and (e) 23,107 shares pursuant to an irrevocable proxy given by Jeffrey M. Gill, the former chief operating officer of the Company.

         The Reporting Person disclaims beneficial ownership of 600,150 shares owned by his major children, Sabrina Kleinknecht and Keir Kleinknecht. These shares are excluded from the shares reported above as beneficially owned by the Reporting Person.

         The Reporting Person has the sole power (a) to vote or to direct the vote with respect to 23,107 shares of Common Stock and (b) to dispose or to direct the disposition with respect to 0 shares of Common Stock. The Reporting Person shares the power to vote or to direct the vote, or to dispose or to direct the disposition, of 2,852,348 shares of Common Stock.

         Item 5 is hereby further amended by adding the following language after the seventh paragraph:

         The Reporting Person, in his capacity as grantor pursuant to an Agreement of Trust dated August 5, 1996 (the "PJK Trust Agreement"), contributed 300,000 shares of Common Stock owned by Reporting Person, in an amount equal to 2.8% of the outstanding shares of Common Stock, to a grantor retained annuity trust created by the PJK Trust Agreement (the "PJK Trust"). Pursuant to the terms of the PJK Trust Agreement, 144,363 shares were distributed to the Reporting Person as of August 5, 1997. The Reporting Person has the power to reacquire the trust principal at his option, as well as the power to vote and to dispose of the 155,637 shares of Common Stock currently remaining in the PJK Trust, subject to the terms of the Stockholders Agreement described below.

         The Reporting Person gave 300,000 shares of Common Stock to his wife, Maureen, as a gift on or about October 16, 1996. She contributed such 300,000 shares of Common Stock, in an amount equal to 2.8% of the outstanding shares of Common Stock, to a grantor retained annuity trust created by an Agreement of Trust dated August 5, 1996 (the "MK Trust Agreement") (the "MK Trust"). Pursuant to the terms of the MK Trust Agreement, 144,363 shares were distributed to Maureen Kleinknecht as of August 5, 1997; Maureen Kleinknecht gave the 144,363 shares to the Reporting Person as a gift on December 18, 1997. The Reporting Person's wife has the power to reacquire the trust principal at her option, as well as the power to vote and to dispose of the 155,637 shares of Common Stock currently remaining in the MK Trust, subject to the terms of the Stockholders Agreement.

         As custodian for his nephew, Mark Kleinknecht, the Reporting Person held 298,075 shares of Common Stock. On July 31, 1996, the custodianship of such shares was terminated and such shares were transferred to a trust established pursuant to a trust agreement dated November 22, 1995 for the benefit of Mark Kleinknecht. The Reporting Person no longer has the power to vote or dispose such shares. Coincident with such transfer, Richard P. Kleinknecht transferred to the Reporting Person, as custodian for the Reporting Person's minor son, Gavin Kleinknecht, 298,075 shares of Common Stock which Richard P. Kleinknecht had been holding as custodian for his nephew.



                               (Page 4 of 8 Pages)

         The Reporting Person holds an irrevocable proxy from Jeffrey M. Gill, the former chief operating officer of the Company, with respect to one-half of all shares of Common Stock acquired by Mr. Gill pursuant to the terms of his employment agreement with the Company. This proxy currently applies to one-half of the 30,000 shares acquired by Mr. Gill upon consummation of the Company's initial public offering on October 3, 1994 and one half of 31,857 shares acquired by Mr. Gill in each of 1995 and 1996 under his employment agreement. Mr. Gill has sold 47,500 shares and, upon information and belief, currently owns 46,214 shares, one-half of which are subject to the terms of the irrevocable proxy. Mr. Gill ceased to be an employee of the Company on January 22, 1997. Nevertheless, under his employment agreement, Mr. Gill was entitled to acquire an additional 31,857 shares on September 30, 1997. Upon satisfaction of certain loans and advances made by the Company to Mr. Gill, the Company intends to issue the 31,857 shares to Mr. Gill. If and when they are issued to Mr. Gill, the irrevocable proxy also would permit the Reporting Person to vote one-half of such shares. The proxy, which permits the Reporting Person to vote one-half of the 46,214 shares Mr. Gill owns and one-half of the 31,857 shares which may be issued to him in the future, will continue until January 16, 1998.

         On December 18, 1997, the PJK Trust, the MK Trust, the Reporting Person's three children, Sabrina Kleinknecht, Gavin Kleinknecht and Keir Kleinknecht, and the other stockholders named therein entered into the Stockholders Agreement with AAC pursuant to which each such stockholder agreed to vote its shares of Common Stock, and to grant AAC irrevocable proxies to vote such shares of Common Stock, in favor of the Merger and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The Stockholders Agreement also restricts the ability of the such stockholders to dispose of their shares of Common Stock other than in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement and the associated irrevocable proxies will automatically terminate if the Merger is not consummated or the agreement with respect to the Merger is terminated in accordance with its terms.

         AAC is a Delaware corporation with its principal place of business at: c/o Cable Systems Holding, LLC, 505 North 51st Avenue, Phoenix, Arizona 85044-2701.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by deleting the last two sentences of the second paragraph and replacing them with the following language:

         The 425,221 shares of Common Stock, in an amount equal to 4.0% of the outstanding shares of Common Stock on December 17, 1997, pledged to Chase by the Reporting Person (along with a like amount of shares pledged by Richard P. Kleinknecht) in connection with the Refinancing effective on October 6, 1995 continue to be pledged to secure the debt of the Reporting Person and Richard P. Kleinknecht and certain companies controlled by them. The Reporting Person continues to fulfill one-half of this security interest obligation.

         Upon the sale of certain property owned by the Reporting Person and Richard P. Kleinknecht on or about October 1, 1997 and after the satisfaction of a mortgage thereon (in an original principal amount of $2,000,000), the pledge of 65,000 shares of Common Stock by the Reporting Person (along with a like amount of shares pledged by Richard P. Kleinknecht) to Fleet Bank, as successor to National Westminister Bank NJ, was released.

         Item 6 is further amended by deleting the last three sentences of the third paragraph and the entire fourth paragraph and replacing them with the following language:



                               (Page 5 of 8 Pages)

         This indebtedness consists of (i) a term loan in the amount of $2,000,000 due Chase and secured by a first and second mortgage of which approximately $1,400,000 was outstanding as of December 17, 1997; and (ii) a revolving credit facility in the amount of $2,500,000 from Chase of which approximately $1,430,000 was borrowed as of December 17, 1997. The Borrowers are indebted to Chase in the aggregate of approximately $2,830,000 which may increase to a maximum of $3,900,000.

         The term loan from Chase is payable in installments at a rate of 1.5% over Chase's prime rate. The final installment of the term loan is due in October 1998. The revolving credit facility from Chase is at a rate of 1.5% over Chase's prime rate. Each of the above described obligations is current as of December 17, 1997.

         Pursuant to a pledge agreement dated April 16, 1996 (the "Pledge Agreement') made by the Reporting Person and Smith Barney Inc., 425,000 shares of Common Stock of the Issuer owned by Reporting Person, in an amount equal to approximately 4.0% of the outstanding shares of Common Stock, are subject to a first priority interest given to Smith Barney Inc. to secure a $4,000,000 debt of the Reporting Person.

         Item 6 is hereby further amended by adding the following language after the eighth paragraph:

         Pursuant to the Stockholders Agreement, the Reporting Person, the PJK Trust, the MK Trust, the Reporting Person's three children, Sabrina Kleinknecht, Gavin Kleinknecht and Keir Kleinknecht and the other stockholders named therein each agreed to vote its shares of Common Stock and to grant AAC irrevocable proxies to vote such shares of Common Stock, in favor of the Merger and against certain actions which can reasonably be expected to impede or adversely affect the Merger.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

             The following documents are filed as Exhibits to this Schedule 13D:


                 EXHIBIT                        DESCRIPTION
                 -------                        -----------

                    A               Stockholders Agreement, dated as of
                                    December 18, 1997, among Arizona Acquisition
                                    Corp., Peter J. Kleinknecht and other
                                    stockholders named therein.

                    B               Pledge Agreement dated April 16, 1996 with
                                    Smith Barney Inc.



                               (Page 6 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 26, 1997


                                              /s/ Peter J. Kleinknecht
                                             -------------------------------
                                             Peter J. Kleinknecht




                               (Page 7 of 8 Pages)

                                    EXHIBITS
                                    --------


                 EXHIBIT                                   DESCRIPTION
                 -------                                   -----------

                    A               Stockholders Agreement, dated as of
                                    December 18, 1997, among Arizona Acquisition
                                    Corp., Peter J. Kleinknecht and other
                                    stockholders named therein.

                    B               Pledge Agreement dated April 16, 1996 with
                                    Smith Barney Inc.



                               (Page 8 of 8 Pages)

                                                                 Exhibit A

                                                                 EXECUTION COPY


                             STOCKHOLDERS AGREEMENT

         AGREEMENT, dated as of December 18, 1997 by and between Arizona Acquisition Corp., a Delaware corporation ("Merger Subsidiary"), and the other parties signatory hereto (each, a "Stockholder"). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger, dated the date hereof (as such agreement may be amended from time to time, the "Merger Agreement").

         WHEREAS, concurrently herewith, Merger Subsidiary and IPC Information Systems, Inc., a Delaware corporation (the "Company"), are entering into a Merger Agreement, pursuant to which Merger Subsidiary will be merged with and into the Company (the "Merger"), whereby each share of common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time will be converted into either (A) the right to retain at the election of the holder thereof and subject to the terms of the Merger Agreement, common stock, par value $.01 per share, of the Company or (B) the right to receive cash, other than (i) shares of Company Common Stock owned, directly or indirectly, by the Company or any Subsidiary of the Company or by Merger Subsidiary and (ii) Dissenting Shares.

         WHEREAS, as a condition to Merger Subsidiary's entering into the Merger Agreement, Merger Subsidiary requires that each Stockholder enter into, and each such Stockholder has agreed to enter into, this Agreement with Merger Subsidiary.

         NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

         Section 1. CERTAIN DEFINITIONS. The following terms, when used in this Agreement, shall have the following meanings (such definitions to be equally applicable to both singular and plural terms of the terms defined):

         "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, provided that no securityholder of the Company shall be deemed an Affiliate of any other securityholder solely by reason of any investment in the Company. For the purpose of this definition, the term "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of stock, as a trustee or executor, by contract or credit arrangement or otherwise.

         "AMENDED AND RESTATED LABOR POOLING AGREEMENTS" has the meaning ascribed thereto in Section 5(e) of this Agreement.

         "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

         "BUSINESS" means (i) the design, manufacture, sale, distribution and/or maintenance of voice and/or data communications products, including, but not limited to, turret or dealerboard systems used within the financial services, energy, transportation or emergency services industries, Private Branch Exchange
(PBX) and/or key telephone systems, voice recording systems and video teleconferencing products; (ii) the furnishing of communications cabling or voice or data communications products, including the design and/or installation of local and wide area networks or the provision of maintenance services for said communications cabling or products; (iii) the design, furnishing, installation and/or maintenance of low voltage cabling systems (such as would not require an electrical license for the installation thereof); and (iv) the provision of long distance telecommunications network services.

         "COMPANY" has the meaning ascribed thereto in the recitals of this Agreement.

         "COMPANY COMMON STOCK" has the meaning ascribed thereto in the recitals of this Agreement.

         "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as a trustee or executor, by contract or credit arrangement or otherwise.

         "EXISTING SHARES" has the meaning ascribed thereto in Section 2(a)(i).

         "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         "KEC-NY" means Kleinknecht Electric Company, Inc., a New York corporation.

         "KEC-NJ" means Kleinknecht Electric Company, Inc., a New Jersey corporation.

         "KLEINKNECHTS" means Richard Kleinknecht and Peter Kleinknecht.

         "MERGER" has the meaning ascribed thereto in the recitals of this Agreement.

         "MERGER SUBSIDIARY" has the meaning ascribed thereto in the introductory paragraph of this Agreement.

         "PERSON" means an individual, corporation, partnership, limited liability company, limited partnership, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

         "ROLLOVER STOCKHOLDER" means Richard Kleinknecht.

         "SHARES" means the Existing Shares, together with any shares of Company Common Stock acquired of record or beneficially by such Stockholder in any capacity after the date hereof and prior to the termination hereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise; PROVIDED, HOWEVER, that in the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

         "STOCKHOLDER" has the meaning ascribed thereto in the introductory paragraph to this Agreement.

         "SUBSIDIARY" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

         "TERMINATION DATE" has the meaning ascribed thereto in Section 12 of this Agreement.

         "TRUSTEE" has the meaning ascribed thereto in Section 2(a)(i) of this Agreement.

         Section 2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each Stockholder hereby, severally and not jointly, represents and warrants to Merger Subsidiary as follows:

                  (a) (i) Such Stockholder is either (A) the record holder or beneficial owner of the number of, or (B) trustee of a trust that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such trustee, a "Trustee"), shares of Company Common Stock as is set forth opposite such Stockholder's name on Schedule I hereto (the "Existing Shares").

                           (ii) On the date hereof, the Existing Shares set
                  forth opposite such Stockholder's name on Schedule I hereto constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Stockholder.

                  Such Stockholder does not have record or beneficial ownership of any Shares not set forth on Schedule I hereto.

                           (iii) Such Stockholder has sole power of disposition
                  with respect to all of the Existing Shares set forth opposite such Stockholder's name on Schedule I and sole voting power with respect to the matters set forth in Section 4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth opposite such Stockholder's name on Schedule I, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                           (iv) Such Stockholder will have sole power of
                  disposition with respect to Shares other than Existing Shares, if any, which become beneficially owned by such Stockholder and will have sole voting power with respect to the matters set forth in Section 4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all Shares other than Existing Shares, if any, which become beneficially owned by such Stockholder with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                  (b) Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party or by which such Stockholder is bound including, without limitation, any trust agreement, voting agreement, stockholders agreement, voting trust, partnership or other agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefore may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification. All necessary consents of any beneficiary of or holder of interest in any trust of which a Stockholder is Trustee to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been obtained. If such Stockholder is married and such Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

                  (c) Except for filings under the HSR Act, if applicable, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable trust, partnership agreement or other agreements or organizational documents applicable to such Stockholder, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

                  (d) Except for the shares of Company Common Stock owned by the Kleinknechts identified in Schedule II hereto (the "Pledged Shares"), such Stockholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

                  (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder in his or her capacity as such.

                  (f) Such Stockholder understands and acknowledges that Merger Subsidiary is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement with Merger Subsidiary.

         Section 3. REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY. Merger Subsidiary hereby represents and warrants to each Stockholder as follows:

                  (a) Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                  (b) Merger Subsidiary has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Subsidiary of this Agreement and the consummation by Merger Subsidiary of the transactions contemplated hereby have been duly and validly authorized and approved by all required corporate action other than shareholder approval which shall be effected prior to the Effective Time. This Agreement has been duly executed and delivered by Merger Subsidiary, and (assuming due authorization, execution and delivery by the Stockholders) constitutes a valid and binding obligation of Merger Subsidiary, enforceable against it in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefor may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification.

                  (c) Except for the filing of a pre-merger notification and report form under the HSR Act, the execution and delivery of this Agreement do not, and the consummation by Merger Subsidiary of the transactions contemplated by this Agreement and compliance by Merger Subsidiary with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Merger Subsidiary under, (i) any charter or by-laws of Merger Subsidiary, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Merger Subsidiary or its properties or assets or (iii) any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to Merger Subsidiary or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any state or federal public body or authority is required by or with respect to Merger Subsidiary in connection with the execution and delivery of this Agreement by Merger Subsidiary or the consummation by Merger Subsidiary of any of the transactions contemplated by this Agreement.

         Section 4. AGREEMENT TO VOTE; PROXY

                  (a) Each Stockholder hereby, severally and not jointly, agrees that, until the Termination Date (as defined in Section 12), at any meeting of the Company Stockholders, however called, or in connection with any written consent of the Company Stockholders, such Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Stockholder (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; (iii) in favor of the incentive stock option plan referred to in Section 5(l) of the Merger Agreement; and (iv) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by Merger Subsidiary in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (E) any other material change in the Company's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement. Such Stockholder shall not enter into any agreement or understanding with any person or entity to vote or give instructions in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

                  (b) EACH STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, MERGER SUBSIDIARY AND ANY DESIGNEE OF MERGER SUBSIDIARY, EACH OF THEM INDIVIDUALLY, SUCH STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION
         DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS SET FORTH IN SECTION 4.1 ABOVE. EACH STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH STOCKHOLDER WITH RESPECT TO SUCH STOCKHOLDER'S SHARES.

         Section 5. CERTAIN COVENANTS OF STOCKHOLDERS. Except in accordance with the terms of this Agreement, each Stockholder hereby severally covenants and agrees as follows:

                  (a) Prior to the Termination Date, no Stockholder shall, in its capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than Merger Subsidiary or any Affiliate thereof) with respect to the Company that constitutes or could reasonably be expected to lead to an Acquisition Proposal (as defined in Section 5(j) of the Merger Agreement), provided, however, that the foregoing shall not restrict a Stockholder who is also a director of the Company from taking any actions in such Stockholder's capacity as a director. If any Stockholder in its capacity as such receives any such inquiry or proposal, then such Stockholder shall promptly inform Merger Subsidiary of the material terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Stockholder, in its capacity as such, will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

                  (b) Prior to the Termination Date, no Stockholder shall, directly or indirectly (i) except pursuant to the terms of the Merger Agreement or this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee who is or agrees to become bound by this Agreement; (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

                  (c) Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. Each Trustee represents that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

                  (d) Subject to the terms and provisions of the Merger Agreement, in connection with the Merger, the Rollover Stockholder hereby agrees to elect to retain an aggregate of 380,952 shares of Surviving Corporation Common Stock upon conversion of, and with respect to, 380,952 of such Rollover Stockholder's Shares (the "Rollover Shares") unless otherwise agreed with Merger Subsidiary.

                  (e) The Kleinknechts shall cause (i) KEC-NY to enter into the Amended and Restated Labor Pooling Agreement between KEC-NY and the Company, substantially in the form of Exhibit A-1 attached to the Merger Agreement, and (ii) KEC-NJ to enter into the Amended and Restated Labor Pooling Agreement between KEC-NJ and the Company, substantially in the form of Exhibit A-2 attached hereto (collectively, the "Amended and Restated Labor Pooling Agreements").

                  (f) Richard Kleinknecht shall enter into the Investors Agreement among the Company, Cable Systems Holding LLC, Cable Systems International Inc. and certain other parties named therein.

                  (g) Unless, in connection therewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred to one or more Stockholders and remain subject in all respects to the terms of this Agreement, or other Permitted Transferees who upon receipt of such Shares become signatories to this Agreement, the Stockholders who are Trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date.

                  (h) The Rollover Stockholder shall take all actions necessary to cause any Rollover Shares that constitute Pledged Shares, prior to the Effective Time, to be free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

         Section 6. NON-COMPETITION.

                  (a) For a period of three years after the Effective Time, except as contemplated or permitted under the Merger Agreement, the Amended and Restated Labor Pooling Agreements, the Corporate Opportunity Agreement, the Investors Agreement, dated the date hereof, among the Company and the other parties named therein, the Amended and Restated Employment Agreement, dated as of the Effective Date between Richard Kleinknecht and the Company (the "Richard Kleinknecht Employment Agreement"), or the Amended and Restated Employment Agreement, dated the Effective Date, between Peter Kleinknecht and the Company (the "Peter Kleinknecht Employment Agreement" and, together with the Richard Kleinknecht Employment Agreement, the "Amended and Restated Employment Agreements") each of the Kleinknechts severally agrees, and shall cause each of their respective Affiliates, including, without limitation, KEC-NY and KEC-NJ, to agree, that any such Person shall not, directly or indirectly, through any Person Controlled by either of the Kleinknechts in any form or manner within any jurisdiction in which the Company or any of its Affiliates are doing business: (i) engage in the Business (as defined herein) for his or their own account or for the account of any other Person, or (ii) become interested in any Person engaged in the Business as a partner, shareholder, member, principal, agent, employee, trustee, consultant or in any other relationship or capacity; PROVIDED, HOWEVER, that either of the Kleinknechts may own, directly or indirectly, solely as a passive investment, securities of any Person if either of the Kleinknechts or any of their respective Affiliates, as the case may be
         (1) is not a Person in Control of, or a member of a group that Controls, such Person and (2) does not, directly or indirectly, own 5% or more of any voting class of securities of such Person.

                  (b) In perpetuity and on a worldwide basis, except as contemplated or permitted under the Merger Agreement, each of the Kleinknechts severally agrees, and shall cause each of their respective Affiliates including, without limitation, KEC-NY or KEC-NJ to agree, that such Person shall not, directly or indirectly, disclose to any other party, unless required to do so by law or court order, any confidential, non-public or proprietary information relating to the Company or to any Subsidiary or joint venture thereof which information was acquired during the course of such Person's relationship with the Company, except information which (i) becomes known to such Person from a source other than the Company, its directors, officers or employees, which source is not obligated to the Company to keep such information confidential or (ii) becomes generally available to the public through no breach of this Agreement by the Kleinknechts.

                  (c) For a period ending on the later to occur of (i) three years after the Effective Time and (ii) the expiration or termination of the Amended and Restated Labor Pooling Agreements, on a worldwide basis, except as contemplated or permitted under the Merger Agreement or the Amended and Restated Labor Pooling Agreements, each of the Kleinknechts severally agrees that, without the prior written consent of the Company, the Kleinknechts, any of their Affiliates or any business or enterprise with which either of the Kleinknechts is associated as an officer, director or controlling shareholder or other investor with the power to direct or cause the direction of the management of such business or enterprise shall not employ or attempt to employ an employee of the Company or any of its subsidiaries or joint ventures (other than, with respect to Richard Kleinknecht, his executive assistant).

                  (d) If either of the Kleinknechts breaches, or threatens to commit a breach of, any of the provisions contained in this Section 6, the Company shall have the following rights and remedies with respect to Richard or Peter Kleinknecht, as the case may be, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity:

                           (i) the right and remedy to have the provisions of
                  this Section 6 specifically enforced by any court of competent jurisdiction and Merger Subsidiary shall be entitled to apply for and receive injunctive relief in order to prevent the continuation of any existing breach or the occurrence of any threatened breach, it being agreed that any breach or threatened breach of the provisions of this Section 6 would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

                  (e) Each of the Kleinknechts agrees that the provisions of this Section 6 are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that the provisions of this Section 6, or any part thereof, is unenforceable because of the duration or geographical scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall be enforceable.

                  (f) If any court determines that the provisions of this
         Section 6, or any part thereof, is invalid or unenforceable, the remainder of the provisions of this Section 6 shall not thereby be affected and shall be given full effect without regard to invalid portions.

         Section 7. TERMINATION OF CERTAIN AGREEMENTS. Effective immediately prior to the Effective Time and without further action by the parties hereto, each of (a) the Employment Agreement, dated May 9, 1994, between the Company and Peter Kleinknecht, (b) the Employment Agreement, dated May 9, 1994, between the Company and Richard Kleinknecht, (c) Registration Rights Agreement, dated as of May 9, 1994, between the Company, Richard Kleinknecht and Peter Kleinknecht and
(d) all special compensation arrangements for the Kleinknechts (other than those set forth in the Amended and Restated Employment Agreements), in each case shall terminate without any obligation or liability to the Company and shall be of no further force and effect.

         Section 8. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         Section 9. CERTAIN EVENTS. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder's heirs, guardians, administrators or successors or as a result of any divorce.

         Section 10. STOP TRANSFER. Each Stockholder agrees with, and covenants to, Merger Subsidiary that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement.

         Section 11. RULE 145 AFFILIATES. Each Stockholder who is an "affiliate" of the Company for purposes of Rule 145 under the Securities Act of 1933, as amended, hereby agrees to deliver to Merger Subsidiary, on or prior to the Closing Date (as defined in the Merger Agreement) a written agreement as contemplated by Section 5(o) of the Merger Agreement.

         Section 12. TERMINATION. The obligations of the Stockholders and the irrevocable proxy contained in Section 4(b) of this Agreement shall terminate upon the first to occur of (a) the Effective Time and (b) the date the Merger Agreement is terminated in accordance with its terms (the "Termination Date"); provided that the provisions of Sections 2, 3 and 13 and any claim for breach of any representation, warranty, covenant or other agreement under this Agreement shall survive the Effective Time and/or the Termination Date, as applicable.

         Section 13. MISCELLANEOUS.

                  (a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

         If to the Stockholders:            Richard Kleinknecht
                                            15 Banbury Lane
                                            Huntington, NY  11743

         copy to:                           White & Case
                                            1155 Avenue of the Americas
                                            New York, NY 10036
                                            Attn: Edward F. Rover, Esq.
                                            Telecopier: (212) 354-8113

         If to Merger Subsidiary:           Arizona Acquisition Corp.
                                            c/o Cable Systems Holding LLC
                                            505 North 51st Avenue
                                            Phoenix, Arizona  85043-2701
                                            Attn: President
                                            Telecopier:  602-233-5782

         copy to:                           Citicorp Venture Capital, Ltd.
                                            399 Park Avenue
                                            14th Floor, Zone 4
                                            New York, NY  10043
                                            Attn: Richard M. Cashin, Jr.
                                            Telecopier:  212-888-2940


         and:                               Morgan, Lewis & Bockius LLP
                                            101 Park Avenue
                                            New York, NY  10178
                                            Attn: Philip H. Werner, Esq.
                                            Telecopier: 212-309-6273
         or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (b) At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (i) extend the time for the performance of any of the obligations or other acts, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  (c) The headings contained in this Agreement are for the convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (d) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by the Merger Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

                  (e) This Agreement, including all exhibits, disclosure schedules and schedules hereto, constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and except as otherwise expressly provided herein.

                  (f) Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

                  (g) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                  (h) No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

                  (i) Notwithstanding anything herein to the contrary, no Person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company. Each Stockholder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Stockholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Stockholder's Shares.

                  (j) Each party agrees to bear its own expenses in connection with the transactions contemplated hereby.

                  (k) This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the General Corporation Law of the State of Delaware applies as a result of the Company being incorporated in the State of Delaware, in which case such General Corporation Law shall apply.

                  (l) EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

                  (m) This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  (n) Each of the Stockholders hereby acknowledges that, for purposes of Title IV of the Employee Retirement Income Security Act of 1974, as amended, IPC and IXNET may become members of a controlled group of corporations that includes Citicorp Venture Capital, Ltd. and its Affiliates.

                           [Signature Page to Follow]

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                  ARIZONA ACQUISITION CORP.


                                  By: /s/ Peter A. Woog
                                     ---------------------------
                                     Name:  Peter A. Woog
                                     Title: President


                                  STOCKHOLDERS:


                                   /s/ Richard Kleinknecht
                                  ---------------------------
                                   Richard Kleinknecht


                                   /s/ Peter Kleinknecht
                                  ---------------------------
                                   Peter Kleinknecht


                                  KLEINKNECHT 1997 ANNUITY TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent


                                  ERIC KLEINKNECHT
                                      REVOCABLE TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent

                                  MARK KLEINKNECHT
                                  REVOCABLE TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent


                                  LISA KLEINKNECHT
                                      REVOCABLE TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent


                                   /s/ Lisa Kleinknecht
                                  ---------------------------
                                  Lisa Kleinknecht


                                  PETER J. KLEINKNECHT 1996
                                      GRANTOR RETAINED
                                      ANNUITY TRUST


                                  By: /s/ Peter Kleinknecht
                                     ---------------------------
                                     Name: Peter Kleinknecht
                                     Title:


                                  MAUREEN KLEINKNECHT 1996
                                      GRANTOR RETAINED
                                      ANNUITY TRUST


                                  By: /s/ Maureen Kleinknecht
                                     ---------------------------
                                     Name:  Maureen Kleinknecht
                                     Title:

                                  /s/ Sabrina Kleinknecht
                                  ---------------------------
                                  Sabrina Kleinknecht



                                  /s/ Gavin Kleinknecht
                                  ---------------------------
                                  Gavin Kleinknecht



                                  /s/ Keir Kleinknecht
                                  ---------------------------
                                  Keir Kleinknecht



                                  /s/ Russell G. Kleinknecht
                                  ---------------------------
                                  Russell G. Kleinknecht

                                                                    SCHEDULE I


                                 EXISTING SHARES
                                 ---------------

SHAREHOLDER                                             NO. OF EXISTING SHARES
-----------                                             ----------------------

Richard P. Kleinknecht                                       1,552,273
Peter J. Kleinknecht                                         2,240,999
Kleinknecht 1997 Annuity Trust                               1,000,000
Eric Kleinknecht 1997 Revocable Trust                          300,575
Mark Kleinknecht Revocable Trust                               300,275
Lisa Kleinknecht Revocable Trust                               300,275
Lisa Kleinknecht                                                   298
Peter J. Kleinknecht 1996 Grantor Retained Annuity Trust       155,637
Maureen Kleinknecht 1996 Grantor Retained Annuity Trust        155,637
Sabrina Kleinknecht                                            300,075
Gavin Kleinknecht                                              300,075
Keir Kleinknecht                                               300,075
Russell G. Kleinknecht                                          46,574

                                                                   SCHEDULE II

                                 PLEDGED SHARES
                                 --------------

Any and all shares of Existing Shares pledged by the Kleinknechts pursuant to
(a) the Pledge Agreement, dated April 28, 1994, by the Kleinknechts and Citibank, N.A. and National Westminster Bank NJ, (b) the Pledge Agreement, dated October 6, 1995, between the Kleinknechts and The Chase Manhattan Bank (National Association) and (c) the Pledge Agreement, dated April 15, 1996, between Peter
J. Kleinknecht and Maureen Kleinknecht and Smith Barney Inc.

                                                                       Exhibit B

PLEDGE AGREEMENT

SMITH BARNEY INC.
388 GREENWICH STREET - 18TH FLOOR
NEW YORK, NEW YORK  10013
ATTN:    LOUIS A. KORAHAIS
EXECUTIVE FINANCIAL SERVICES DIVISION


         This agreement made the 16th day of April, 1996 between Peter J. Kleinknecht and Maureen Kleinknecht residing at 23 Ruscoe Road, Wilton, Connecticut, 06897 (the Pledgor), and Smith Barney Inc. (the Pledgee).

         In consideration of Pledgee's initial extension of the loan made by the Pledgee to the Pledgor in the sum of $4 million and in consideration of the Pledgee accepting for the Pledgor one or more accounts in Smith Barney Inc., at the election of the Pledgee, the Pledgee agree(s) to the following:

1.       PLEDGE AGREEMENT CONTROLLING
         ----------------------------

         A form of "customer agreement" between the Pledgor and the Pledgee dated March 10, 1995 and executed by the Pledgor is hereby incorporated by reference as a part of this agreement ("Pledge Agreement") except that in the event of conflict, the express terms of the Pledge Agreement shall prevail over any contrary terms in the customer agreement.

2.       PLEDGE
         ------

         The Pledgor agrees to pledge the securities hereinafter mentioned to the Pledgee as security for the repayment of the aforementioned loan.

3.       DELIVERY OF THE SECURITIES PLEDGED
         ----------------------------------

         The Pledgor herewith delivers to the Pledgee the following collateral, duly endorsed in blank:


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Page 2.

         425,000 shares of the Common (class) of IPC Information (the Corporation) represented by certificate(s) ________________ (the Collateral).

4.       MANNER IN WHICH THE PLEDGED SECURITIES WERE OBTAINED AND FULLY
         --------------------------------------------------------------
         PAID FOR
         --------

         The Pledgor represents that he obtained the securities pledged herein as follows:

         (a) acquired on October 30, 1991

         (b) fully paid for on October 31, 1991

         (c) nature of acquisition: Stock Purchase Thru XVI

5.       NUMBER OF SHARES OWNED BY PLEDGOR
         ---------------------------------

         The Pledgor represents that:

         (a) the total number of shares that he owns of the class of security of the Corporation hereby being pledged is _____________, and

         (b) the total number of all other classes of the securities of the Corporation owned by the Pledgor is 2,552,273.

6.       DIVIDENDS AND SPLITS
         --------------------

         The Pledgor:

         (a) shall be entitled to receive all cash dividends paid by the Corporation to its security holders during the term of the loan, unless cash dividend or payment represents a dividend or payment resulting from a corporate restructuring, reorganization or like corporate event; and

         (b) shall not be entitled to receive any stock dividends or stock split of any type declared, granted or made by the Corporation during the term of the loan and Pledgor shall pay

Page 3.

over and deliver such distribution to the Pledgee unless Pledgee shall have received such distribution directly from the Corporation.

7.       SALES BY PLEDGOR
         ----------------

         The Pledgor represents to the Pledgee that during the last three months he, or any person(s) who Pledgor must aggregate his sales with under applicable SEC regulations,

         (a) has sold -0- shares of Corporation; and

         (b) has sold -0- convertible which are convertible into the shares of the Corporation.

         In addition, the Pledgor and such person(s) currently have no sale orders open with any broker and that he and they will not place any such sale orders to sell shares of the Corporation or such convertible securities without the express written consent of the Pledgee.

8.       NO SHARES PLEDGED ELSEWHERE
         ---------------------------

         The Pledgor further represents that there are no shares of the Corporation that the Pledgor, or any person(s) whose sales must be aggregated with Pledgor's under applicable SEC regulations, which are currently pledged as security for the payment of a loan elsewhere, and that he and they will not pledge any shares of the Corporation as security for the repayment of a loan elsewhere without the express written consent of the Pledgee.

9.       REDUCED LINE OF CREDIT
         ----------------------

         In the event of a sale of any class of security of the Corporation by or on behalf of the Pledgor or a party specified in paragraph 8, the Pledgor agrees and acknowledges that the Pledgee may reduce the line of credit given pursuant to this Pledge Agreement in the same proportion as the number of shares sold bears to the number of shares carried in all accounts with the Pledgee to secure a line of credit immediately prior to such sale. However, the preceding sentence,

Page 4.

notwithstanding, if the applicable margin maintenance requirements would preclude such a line of credit after such sale, the line of credit shall be reduced below the maximum line of credit permitted by such margin maintenance requirements.

10.      ADDITIONAL COLLATERAL TO MEET MARGIN CALLS
         ------------------------------------------

         The Pledgor may not meet margin calls by depositing additional Rule 145, control, restricted or shelf registered securities into the account without the prior express written consent of the Pledgee. The Pledgor guarantees that all pledged shares sold to satisfy outstanding margin calls will readily transfer into "street name" in good deliverable form.

11.      INTERCHANGEABLE TERMS
         ---------------------

         Whenever the term "his" is used herein, it shall be deemed to refer to "her" or "they" where applicable.

12.      HEADINGS ARE DESCRIPTIVE
         ------------------------

         The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.


         IN WITNESS WHEREOF, the parties hereto have hereunto set their hand(s) the day and year first above written.

Dated: May 2, 1996                 ACCOUNT NO.: 062-30192-1-3-095
                                   BY:       /s/ Peter J. Kleinknecht
                                       -------------------------------------

                                             /s/ Maureen Kleinknecht
                                       -------------------------------------

Page 5.

ACCEPTED AND AGREED:

SMITH BARNEY INC.

BY:___________________________

                                 ATTACHMENT "A"

There are shares pledged, to Chase Bank guaranteeing a line of credit for Kleinknecht Electric and a mortgage on a building at 940 8th Avenue owned by Knight Maintenance Corporation. Also, other shares are guaranteeing a mortgage at 2 Ninth Avenue, a building owned by Peter and Richard Kleinknecht.